16006136

SEC
Mail Processing
Section
MAR 07 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 041551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ~~01/01/15~~ 01/01/15 AND ENDING ~~12/31/15~~ 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish & Elish, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 E Pike St
(No. and Street)

Canonsburg, PA 15317
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr
(Name – *if individual, state last, first, middle name*)

Suite 508 W, 15565 Northland Dr., Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter M. Elish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elish & Elish, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tori Davidson, Notary Public
Canonsburg Boro, Washington County
My Commission Expires Aug. 2, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elish & Elish, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Elish & Elish, Inc.
165 East Pike Street
Canonsburg, PA 15317

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Elish & Elish, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Elish & Elish, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elish & Elish, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Elish & Elish, Inc. financial statements. Supplemental Information is the responsibility of Elish & Elish, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Elish & Elish, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

Assets	
Current Assets	
Cash and cash equivalents	$10,191
Receivable from clearing firm	9,143
Deposit with clearing firm	25,000
Receivable from brokers or dealers – other	16,965
Total Current Assets	61,299
Equipment and Fixtures	
Office furniture and equipment	34,106
Less accumulated depreciation	-34,106
	0
	61,299
	========
Liabilities and Stockholder's Equity	
Current Liabilities	
Trade accounts payable	12,837
Payable to clearing firm	2,914
Total current liabilities	15,751
Ownership Equity	
Common Stock	25,000
Additional paid-in capital	108,698
Retain earnings	-83,150
	50,548
Less treasury stock – 5,000 shares at cost	5,000
	45,548
	61,299
	========

The accompanying notes are an integral part of these financial statements.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2015

Revenues:	
Commission revenues	111,009
Other revenues	235,860
Advisory fee income	7,156
Other miscellaneous income	17,045
	371,070
Operating Expenses	
Advertising and promotion	560
Bank fees	51
Business gifts	386
Cable TV	2,814
Cleaning	1,145
Clearing house charges	38,783
Commissions	239,812
Continuing education	757
Depreciation	63
Donations	738
Insurance	1,471
Local tax	424
Lodging	1,144
Meals and entertainment	4,559
Membership dues	21,627
Miscellaneous	35,916
Office supplies	2,976
Parking	42
Payroll tax	2,754
Postage	416
Printing	713
Professional fees	7,395
Publication	3,159
Regulatory fees	51
Rent	3,300
Repairs and maintenance	100
Telephone	1,143
Utilities	983
Vehicle	735
Net Profit	231

The accompanying notes are an integral part of these financial statements.

Elish & Elish, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2015

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities	
Net gain	232
Adjustments to reconcile net gain to net cash used by operating activities:	
Operating activities	13,642
Investing activities	
Depreciation expense	63
Non-allowable asset	400
Additional paid in capital	-6,110
Net decrease in Cash and Cash Equivalents	7,995
Cash at beginning of period	2,196
Cash at end of period	10,191

The accompanying notes are an integral part of these financial statements.

Elish & Elish, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholder's Equity
Balance, December 31, 2014	25,000.00	114,808.00	(83,381.77)	(5,000.00)	51,426.23
Net Profit			232.00		
Distribution		(6,110.00)			
Balance, December 31, 2015	25,000.00	108,698.00	(83,149.77)	(5,000.00)	45,548.23

The accompanying notes are an integral part of these financial statements.

ELISH & ELISH, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Elish & Elish, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of Pennsylvania. The Company is full service brokerage and investment management firm headquartered in Canonsburg, Pennsylvania. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

Description of Business

The Company, located in Canonsburg, Pennsylvania, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption because of "Special Account for the Exclusive Benefit of customers."

Basis of Accounting

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles

generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Security transactions and related commission revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having

outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. As December 31, 2015, the Company did not exceed the insured limit.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELISH & ELISH, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

Concentrations

Revenue concentrations exist because it receives referral fees from securities transaction on account introduced to another broker dealer.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal revenue Code to be an S Corporation effective May 22, 1989. In Lieu of corporation income taxes, the shareholder of an S Corporation is taxed on hos proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements for the year ended December 31, 2015.

Management believes that all of the positions taken on its federal and state income tax returns would more likely that not be a sustained upon examination. The Company's income tax returns for 2014, 2013, 2012, and 2011 are subjects to possible federal and state examination, generally for three ears after filed.

Fully Disclosed Basis

The Company is associated with COR Clearing (formerly Legent Clearing) (Clearing Broker), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000.00 as of December 31, 2015.

Capitalization and Depreciation

Equipment and Fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE C – NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method. At December 31, 2015, the Company had net capital of $45,737.00 a net capital ratio (aggregate indebtedness divided by net capital) of 1.05 to 1.Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2015, there were no material differences.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Elish & Elish, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RENT

The Company leases office space from a partnership owned in part by the Company's sole shareholder under a month-to month operating lease. Monthly lease payments are fixed at $275.00 per month and rent expense amounted to $3,300.00 for the year ended December 31, 2015.

NOTE G – ADVETISING

The Company expenses the cost of advertising as incurred. Advertising expense was $560.00 for the year ended December 31, 2015.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through

February 22 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Elish & Elish, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 45,548.00
Nonallowable assets:		
Fixed Assets	0.00	
Accounts receivable – other	5,227.00	(5,227.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 40,321.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,141.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 35,321.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 15,751.00
Percentage of aggregate indebtedness to net capital	37.43%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 40,321.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	40,321.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Elish & Elish, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(ii). The clearing firms is COR Clearing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Elish & Elish, Inc.
165 East Pike Street
Canonsburg, PA 15317

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Elish & Elish, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Elish & Elish, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Elish & Elish, Inc. stated that Elish & Elish, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Elish & Elish, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elish & Elish, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

Edward Richardson, Jr., CPA

PETER ELISH
Investments Securities

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Elish & Elish, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Elish & Elish, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Elish & Elish, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Peter M. Elish, the president of Elish & Elish, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Peter M. Elish has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Elish & Elish, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (724) 745-2200.

Very truly yours,

Elish & Elish, Inc.
(Name)
President

165 EAST PIKE STREET
canonsburg, pa 15317 724.745.2200 800.837.STCK
www.elishbr.com
Member FINRA & SIPC